Exhibit 21
Subsidiaries of Cal-Maine Foods, Inc.
Name of Subsidiary
Place of Incorporation or
Organization
Percentage of Outstanding Stock or
Ownership Interest Held by
Registrant
Southern Equipment Distributors, Inc. Mississippi 100%
South Texas Applicators, Inc. Delaware 100%
American Egg Products, LLC Georgia 100%
Texas Egg Products, LLC Texas 100%
Benton County Foods, LLC Arkansas 100%
Wharton County Foods, LLC Texas 100%
MeadowCreek Foods, LLC Mississippi 70%